Exhibit 4.2
DESCRIPTION OF CIM OPPORTUNITY ZONE FUND, L.P. SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
CIM Opportunity Zone Fund, L.P., a Delaware limited liability company (“CIM” or the “Fund”), has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: Limited Partnership Units (“Units”).

The following is a summary of the rights of the holders of Units (the “Unitholders”). This summary should be read in conjunction with, and is qualified in its entirety by, (i) the Fund’s Annual Report on Form 10-K (the “Annual Report”); (ii) the related provisions of the Fifth Amended and Restated Limited Partnership Agreement, dated March 18, 2024, as amended from time to time (the “Partnership Agreement”), which is incorporated by reference as an exhibit to the Annual Report (of which this Exhibit 4.2 is an exhibit); and (iii) applicable Delaware law, including the Delaware Revised Uniform Limited Partnership Act. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Partnership Agreement.

Limited Partnership Interests

The Units represent limited partnership interests in the Partnership that entitle the Unitholders to the rights and privileges specified to Limited Partners in our Partnership Agreement, including the right to participate in distributions. The Units are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. As of March 25, 2024 there were [1,762,939] Units issued and outstanding held by [●] Limited Partners of record. The Partnership has no other class of securities authorized or outstanding. The Units are not listed for trading on any exchange.

Partnership Agreement
The following table summarizes the material terms of the Partnership Agreement:

Partnership and its Objectives:	The Partnership is organized as a perpetual life, open-ended, commingled infrastructure and real estate fund to acquire, own, develop or re-develop and operate infrastructure and real estate assets in Opportunity Zones.
General Partner and Manager:	The General Partner is an affiliate of CIM. The General Partner is responsible for the management of the Partnership’s affairs. One or more CIM affiliates will serve as the Partnership’s manager(s) (collectively, the “Manager” or “Managers” and, individually, a “Manager,” as the context requires). It is possible that the Partnership will engage various Managers; with each Manager responsible for a specific asset class. Pursuant to the Management Agreement, the Manager will identify, recommend and structure sources of capital for potential opportunities. The Manager monitors and evaluates Portfolio Assets and makes recommendations regarding the timing and manner in which a Portfolio Asset is sold. The Manager will receive Management Fees as compensation for those services to be provided to the Partnership. In the event the Partnership engages more than one Manager, the Managers will determine how Management Fees will be allocated among the Managers.

Closings:	The General Partner held the initial closing of the Partnership and initial issuance of Units on January 21, 2019 (the “Initial Closing”). Additional subsequent closings for the subscription of Units will be held thereafter on any dates, from time to time, in the sole discretion of the General Partner.
Term:	The Partnership will continue in existence indefinitely, but may be dissolved and wound up (i) at any time by the General Partner in its sole discretion, (ii) upon the bankruptcy, termination, dissolution or redemption of the General Partner, (iii) with the consent of Limited Partners representing both (x) 75% in interest of the Limited Partners and (y) a majority of the Limited Partners by number or (iv) the entry of a decree of dissolution with respect to the Partnership. Upon a dissolution of the Partnership, redemptions will be suspended and no distributions will be made until the final distribution.
Minimum Commitment:	Subject to any agreement granting a Limited Partner alternative or supplemental rights with respect to its participation in the Partnership, the minimum initial Capital Commitment from a Limited Partner is $5 million, although the General Partner reserves the right to accept lesser commitments in its sole discretion.
General Partner Commitment:	A minimum aggregate position equal to the lesser of (x) 0.5% of the sum of the NAV (as defined below) of the Partnership and Undrawn Commitments and (y) $10 million.
Capital Contributions:	Capital Commitments are expected to be drawn down from time to time on or after a Limited Partner’s Closing Date in order to fund Portfolio Assets or for other partnership purposes. In connection with each Capital Contribution due on or around the calendar quarter-end, a Partner will be issued additional Units based on the net asset value of the Partnership as of such calendar quarter-end (as adjusted for any amortization of Organizational Expenses) (“NAV”). Capital Commitments will typically be drawn from all Partners admitted on the same Closing Date pro rata, and 100% of such Partners’ Capital Commitments will typically be funded prior to calling capital from Partners admitted on subsequent Closing Dates.
Lock-Up Period:
Subject to any agreement granting a Limited Partner alternative or supplemental rights with respect to its participation in the Partnership, with respect to each Limited Partner and each Capital Commitment, four (4) years from the date of the initial capital contribution made by such Limited Partner in respect of such Capital Commitment; provided, such Lock-Period may be suspended in the event two (2) or more of Shaul Kuba, Richard Ressler, Avraham Shemesh and any replacement of any such person (the “Key Persons”) approved by the Review Agent cease to be actively engaged in the management of the Partnership and/or its investments (the “Suspension Period”).

Key Persons:	Shaul Kuba, Richard Ressler, Avraham Shemesh and any replacement of any such person. The Lock-Period may be suspended in the event two (2) or more of Shaul Kuba, Richard Ressler, Avraham Shemesh and any replacement of any such person approved by the Review Agent cease to be actively engaged in the management of the Partnership and/or its investments. The Suspension Period will continue until the day on which a replacement person for the applicable Key Person is approved by the Review Agent.

Incentive Allocation:	The General Partner or an affiliate thereof will generally be allocated an Incentive Allocation with respect to Limited Partners of 20% annually, subject to a high watermark and a 6% hurdle rate with an 80% General Partner catch-up.
Management Fees:	Each Limited Partner will bear quarterly Management Fees equal to that portion of the Management Fee Base attributable to such Limited Partner’s Units as of the first calendar day of each calendar quarter multiplied by the applicable annual rate of 2.0%, subject to a 25 basis point early closing discount applicable during the Lock-Up Period (as defined herein) with respect to Units subscribed for on or prior to June 30, 2019.
Servicing Fees:	Property Management Fees: Not to exceed 5.0% of gross property revenues, plus Allocable Costs and Expenses; Development Management Fees: Not to exceed 4.0% of gross contract price for development, tenant improvements or other capital expenditures, as applicable, plus Allocable Costs and Expenses; Leasing Brokerage Fees: Not to exceed 4.0% of base rent during lease years one through five; 2.0% of base rent after lease year five, in each case, plus Allocable Costs and Expenses. In transactions where there is a participating broker(s), not to exceed 2.0% of base rent during lease years one through five; 1.0% of base rent after year five, in each case, plus Allocable Costs and Expenses; and Multifamily Residential Sales Fees: Not to exceed 6.0% of the gross sales price of a residential unit, plus Allocable Costs and Expenses. Servicing Fees will not constitute Other Fees (as defined below), will not reduce Management Fees and will not be included in calculating the Reduction Amount and may be paid by a Portfolio Asset directly to the General Partner, the Manager or entities related to the General Partner or the Manager or may be paid by such Portfolio Asset to the Partnership which will pass through such Servicing Fees, on a dollar-for-dollar basis, to the General Partner, the Manager or such related entities. Servicing Fees will be either (x) at rates which do not exceed the limits set forth immediately above, (y) at rates that are no less favorable to the Partnership and/or such Portfolio Asset than the arm’s-length rates on which the Partnership and/or such Portfolio Asset could obtain comparable services from an unaffiliated service provider taking into account the nature of the relevant asset type and the special services required or (z) at rates that receive the consent of a Review Agent or the Limited Partners.
Organizational Expenses:	The Partnership will bear the costs associated with the organization of the Partnership, and the offering of the Units, including all out- of-pocket fees and expenses of counsel, accountants for and agents of the Partnership and the General Partner (including expenses of in-house legal, finance, accounting, tax, compliance, information technology and other professionals, inclusive of any Allocable Costs and Expenses as provided for and defined in “Partnership Expenses”). Aggregate Organizational Expenses paid by the Partnership during each fiscal year-period will be amortized over the next 5-year period beginning immediately following the end of such fiscal year. Capital Contributions and/or distributions may be adjusted to the extent necessary to reflect the amortization of Organizational Expenses paid by the Partnership.

General Partner Expenses:	The General Partner and the Manager will generally be responsible for the compensation of the personnel of the General Partner and the Manager, respectively, who are involved in the business of the Partnership.
Partnership Expenses:	The Partnership will pay (or reimburse the General Partner and its affiliates for) all expenses related to the operation and administration of the Partnership, any Alternative Vehicles and any of their respective subsidiaries. The General Partner may allocate any expenses that benefit the Partnership and one or more Alternative Vehicles and/or other fund entities among the Partnership and the applicable Alternative Vehicles, any Limited Partner and/or other fund entities in a manner that the General Partner determines in its good faith discretion. Broken Deal Expenses will generally be borne entirely by the Partnership and no share of such expense will be allocated to any co-investors or other party.
Management Fee Offset:	The General Partner, the Manager or any of their affiliates or personnel may receive: (i) setup or other origination fees, financial fees or other fees (including incentive compensation) in connection with acquiring a Portfolio Asset and managing acquisitions and divestitures by Portfolio Assets, (ii) topping or break-up fees in connection with proposed but unconsummated Portfolio Assets, and (iii) directors’ or monitoring fees paid by a Portfolio Asset (collectively, “Other Fees”). If any Other Fees are received by the General Partner, the Manager or any of their affiliates or personnel with respect to a Portfolio Asset during the period in which the Partnership holds such Portfolio Asset, 100% of the portion of such Other Fees ratably allocable to the Partnership (based generally on the Partnership’s relative interest in such Portfolio Asset), to the extent they exceed any out-of-pocket costs or expenses (including Broken Deal Expenses) in connection with such transactions incurred thereby, including any value-added, sales or similar taxes applicable to such fees (such excess portion, the “Reduction Amount”), will reduce Management Fees payable by the Partnership; provided, that the Reduction Amount will be decreased by Partnership Expenses that the General Partner or its affiliates had elected to bear instead of calling capital from the Partnership. To the extent such offsets would reduce Management Fees for a given period below zero, such offsets will be carried forward and will reduce future installments of Management Fees.
Distribution and Reinvestment:	The Partnership may distribute available cash in the sole discretion of the General Partner. The General Partner may elect not to make a distribution and to instead reinvest and use such amounts for Partnership purposes (including, for the repayment of borrowings, the payment of Partnership Expenses, Partnership reserves, or to fulfill redemption requests with respect to Units).

Review Agent:	The General Partner may, from time to time, designate a person, including an independent representative, or a committee comprised of independent representatives and/or representatives of the Limited Partners consisting of such number of members as the General Partner deems appropriate as a Review Agent. If the General Partner designates a committee to act as a Review Agent, from time to time, the General Partner will develop voting procedures for such Review Agent. The conclusions of a Review Agent, with respect to those matters presented for its consideration, will be conclusive and binding for the purposes of the Partnership Agreement. Out-of-pocket expenses of a Review Agent and any fees charged by any independent representative acting as, or independent representatives that comprise all or a portion of the members of a committee that acts as, a Review Agent will be paid by the Partnership (see “Partnership Expenses” above). A Review Agent will be entitled to the benefit of certain indemnification and exculpation provisions, as described in the Partnership Agreement.
Redemptions:	Commencing upon the expiration of the Lock-Up Period with respect to each Capital Commitment (as defined in the Annual Report on Form 10-K) of a Limited Partner, such Limited Partner will have the right to request a redemption of all or a portion of its Units attributable to such Capital Commitment as of each calendar quarter-end beginning with the first calendar quarter-end following the applicable Lock-Up Period, or at such other times, and on such other terms and conditions, as may be determined by the General Partner in its sole discretion and each redemption request will be processed in accordance with the Partnership’s quarterly redemption process. Requests for redemptions must be delivered to the General Partner in writing no later than the last calendar day of the calendar quarter immediately preceding the Redemption Date on which such redemption is to take place. Requests for redemptions for 100% of a Limited Partner’s Units may be made regardless of the value of such Units. Requests for a partial redemption of the Units attributable to a Limited Partner may only be made in increments of $500,000, except that such incremental requirement may be waived by the General Partner in its sole discretion.

Borrowings and Guarantees:	The General Partner (acting directly or through its duly appointed agents (including the Manager)) has the right to cause the Partnership and each of its subsidiaries to incur indebtedness and guarantee obligations, to borrow money, obtain financings, issue letters of credit or guarantee loans or other extensions of credit to support or cross-collateralize an obligation made to any current or prospective Portfolio Asset or affiliate or any vehicle formed to effect the acquisition thereof, and may borrow money from any individual, partnership, corporation, limited liability company, trust or other entity (including from the General Partner, the Manager and their respective affiliates), among other things: (i) for the purpose of covering Organizational Expenses, Partnership Expenses and Management Fees, (ii) to provide funds for the payment of amounts to redeeming Limited Partners, (iii) to support an obligation of any vehicle formed to effect the acquisition of a Portfolio Asset, (iv) to acquire Portfolio Assets, (v) to make distributions, (vi) to repay the Partnership’s indebtedness, (vii) for hedging transactions, (viii) financing any other asset-related activities of the Partnership or any Person in which the Partnership holds an interest or (ix) for any other purpose permitted under the Partnership Agreement. Any leverage facilities may be structured through the use of a special purpose vehicle or may be structured through a total return swap or other derivative instrument. The Partnership Agreement outlines the various restrictions on borrowings and leverage.
Removal of the General Partner:	The General Partner will be removed as general partner of the Partnership if at least 75% in interest of the Limited Partners vote to remove the General Partner following written notice from the General Partner of the occurrence of a triggering event as outlined in the Partnership Agreement.
Defaults:	The Partnership Agreement contains customary default provisions with respect to Partners that do not contribute capital when due.

Distributions and Reinvestment
The Fund may distribute Available Current Proceeds pro rata to the Partners in accordance with their Percentage Interests at such time and in such amounts, if any, as determined by the General Partner in its discretion. Any distributions shall be made in cash and/or in-kind, as determined by the General Partner in its reasonable discretion and shall be made pro rata to the Partners in accordance with their Percentage Interests. As of December 31, 2023, the Fund has not made any distributions to any partner except for the incentive distribution to the General Partner. As an open-ended Opportunity Zone Fund, the distribution of profits to the partners is typically deferred until a non-taxable event occurs.
The amount and timing of distributions of cash available from any Portfolio Asset will be made at the reasonable discretion of the General Partner. The General Partner may elect not to make a distribution and instead reinvest and use such amounts for other purposes permitted by the Partnership Agreement (including to withhold from distribution any amounts necessary to repay borrowings, pay Partnership Expenses (as defined below), establish reserves or to fulfill redemption requests with respect to Units). Distributions may be adjusted by the General Partner, in its sole discretion, to the extent necessary to reflect any amortization of Organizational Expenses. The amount of any cash available from Portfolio Assets that is reinvested in the Partnership on behalf of a Limited Partner will not reduce such Limited Partner’s Undrawn Commitment.
Transfer of Units
A Limited Partner may not, directly or indirectly or synthetically (including by means of referencing Unit, a derivative or other similar contract), assign, sell, exchange, pledge or transfer (collectively, “Transfer”) all or any part of its Units without the consent of the General Partner (which consent may be given or withheld in its sole discretion); provided, that all Transfers will be subject to satisfaction of certain tax, regulatory or other restrictions set forth in the Partnership Agreement; provided, further, that no such assignee will be admitted as a substituted Limited Partner without the consent of the General Partner (which consent may be given or withheld in its sole discretion). A Limited Partner that wishes to Transfer all or any portion of its Units must notify the General Partner in writing of its desire to Transfer prior to any solicitation to Transfer its Units.
Subject to the requirements of applicable law, the General Partner may Transfer its interest as general partner, and the Manager may Transfer its interest as manager, in each case to its affiliates, to its employees or its affiliates, to immediate family relatives of Key Persons or employees or to third parties as described in the Partnership Agreement and/or the Management Agreement. After the fourth (4th) anniversary of the Initial Closing, neither the General Partner nor any of its affiliates may Transfer any Units if the effect of such Transfer would be to reduce the aggregate NAV of the Units held with respect to the General Partner, its affiliates and the Principals and/or entities controlled by some or all of the Principals to less than (i) 0.5% of the sum of the NAV of the Partnership and the aggregate Undrawn Commitments or (ii) $10 million.
Redemptions
Quarterly Redemptions
Commencing upon the expiration of the Lock-Up Period (discussed below) with respect to each Capital Commitment of a Limited Partner, such Limited Partner will have the right to request a redemption of all or a portion of its Units attributable to such Capital Commitment as of each calendar quarter-end beginning with the first calendar quarter-end following the applicable Lock-Up Period, or at such other times, and on such other terms and conditions, as may be determined by the General Partner in its sole discretion (each, a “Redemption Date”) and each redemption request will be processed in accordance with the Partnership’s quarterly redemption process. Requests for redemptions must be delivered to the General Partner in writing no later than the last calendar day of the calendar quarter immediately preceding the Redemption Date on which such redemption is to take place, in each case, in accordance with the chart below.

Calendar Quarter-End Redemption Date	Deadline for Timely Redemption Notice
March 31	December 31 of the immediately preceding calendar year
June 30	March 31 of the same calendar year
September 30	June 30 of the same calendar year
December 31	September 30 of the same calendar year

If any deadline set forth in the chart above for submitting a redemption notice does not fall on a day on which banks located in Los Angeles, California are open, then the deadline for submitting the redemption notice will be the immediately next day that is not, (a) a Saturday or Sunday or (b) a day on which banks located in Los Angeles, California are closed.
Requests for redemptions for 100% of a Limited Partner’s Units may be made regardless of the value of such Units. Requests for a partial redemption of the Units attributable to a Limited Partner may only be made in increments of $500,000, except that such incremental requirement may be waived by the General Partner in its sole discretion.
Lock-Up Period
Subject to any agreement granting a Limited Partner alternative or supplemental rights with respect to its participation in the Partnership, the “Lock-Up Period” with respect to each Limited Partner and each Capital Commitment of such Limited Partner will be four (4) years from the date of the initial contribution made by such Limited Partner in respect of such Capital Commitment (the “Lock-Up Period”); provided, that, such Lock-Up Period may be suspended in the event two (2) or more of the Key Persons approved by the Review Agent cease to be actively engaged in the management of the Partnership and/or its investments (the “Suspension Period”). The Suspension Period will continue until the day on which a replacement person for the applicable Key Person is approved by the Review Agent. The General Partner retains the right to permit redemptions at other times and upon such notice as determined in its sole discretion. For the avoidance of doubt, any redemption request during the Suspension Period will be effective as of first Redemption Date following the end of the Fiscal Quarter in which such redemption request is made. The General Partner and its affiliates will be permitted to make redemptions of the portion of its capital account that is attributable to any Incentive Allocation or Management Fees without notice to the Limited Partners at any time in its sole discretion.
Redemption Price
The redemption price of any Units to be redeemed will be equal to the NAV of the Partnership allocable to such Units as calculated as of the close of business on the relevant Redemption Date (the “Redemption Price”), which will be paid only to the extent that the Partnership has sufficient cash available to honor the redemption requests as of the applicable Redemption Date, as determined in the sole discretion of the General Partner, which available cash may be comprised of capital contributions from subsequent closing Limited Partners following the applicable Lock-Up Period, borrowings against stabilized Portfolio Assets, current income on Portfolio Assets, the disposition of stabilized Portfolio Assets, and/or through the completion of one or more initial public offerings or other offerings, whereby of all or a portion of the Partnership’s Units (or a successor vehicle or additional entity utilized to implement such an initial public offering) are sold and the General Partner may restructure the Partnership, amend the Partnership Agreement or other governing documents or take any other actions in order to implement such offering. The General Partner currently contemplates that Portfolio Assets will not be sold until the first investors in the Partnership are eligible for the election to exclude capital gains from gross income pursuant to the Ten-Year Benefit with respect to their entire interests in the Partnership (i.e., ten years after the last capital call with respect to such interests), though no guarantee can be given in this regard and in certain circumstances the Partnership may sell assets before some or all investors are able to avail themselves of such election. For the avoidance of doubt, neither the Partnership nor any Alternative Vehicle nor any of their respective subsidiaries will be obligated to sell any property or assets, borrow funds, cease acquiring assets, cease or reduce distributions of proceeds available for distributions, reduce reserves or jeopardize the status of any REITs held by it (including qualifying as a “domestically controlled” REIT within the meaning of Section 897(h)(2) of the Code) in order to satisfy any redemption request.

If sufficient cash is not available to meet all requested redemptions as of a given Redemption Date, as determined by the General Partner in its sole discretion, the Partnership will, to the extent of available cash as determined by the General Partner in its sole discretion, and subject to effecting any other redemptions the General Partner determines in its sole discretion should be made on such Redemption Date, distribute redemption proceeds in respect of the Redemption Price attributable to Units that have requested a redemption out of available cash on a pro rata basis (based on the number of outstanding Units held with respect to each redeeming Limited Partner). To the extent that redemption requests with respect to less than the requested amount of Units to be redeemed are met, the Limited Partner will be deemed to have made a redemption request at the next scheduled Redemption Date and the Units attributable to such Limited Partner will be fully redeemed, subject to the foregoing limitations on available cash, prior to redeeming Units attributable to any other Limited Partners that initially request to be redeemed at a subsequent Redemption Date, unless the Limited Partner indicates that such Limited Partner is no longer seeking a redemption at least sixty (60) calendar days prior to the next Redemption Date and the General Partner determines, in its sole discretion, to permit a revocation of such prior redemption requests. Any portion of the related Redemption Price that is not distributed on such Redemption Date due to limitations on available cash will remain invested in, and participate in the profits and losses of, the Partnership and be distributed (as adjusted for profits and losses of the Partnership, and less Partnership Expenses (including Management Fees)) in accordance with the procedures set forth in the paragraph below as of the next Redemption Date(s) (to the extent that the original redemption request was not revoked) as of which the General Partner, in its sole discretion, determines that cash is available for distribution.
For all or any portion of the Redemption Price paid, the General Partner will reduce the Redemption Price by an amount equal to any Incentive Allocation calculated and allocated to the General Partner through such Redemption Date. The Partnership will distribute ninety percent (90%) of the Redemption Price, net of any Management Fees, Partnership Expenses, withholding taxes, holdbacks and reserves for any accrued expenses (including Management Fees), pending or anticipated liabilities, acquisitions, claims and contingences of, or relating to, the Partnership, in the General Partner’s sole discretion, within thirty (30) calendar days after the applicable Redemption Date, without interest, with the balance to be distributed, without interest, within ten (10) business days following the completion and release of the Partnership’s annual audited financial statements for the fiscal year in which the Redemption Date occurred, subject to any audit adjustments. To the extent that a valuation adjustment with respect to any Redemption Price is identified pursuant to an annual audit of the Partnership’s books, the General Partner will identify the calendar quarter in which such value adjustment occurred and will adjust the Redemption Price of the affected Limited Partners who withdrew and received distributions in respect of such redemption in such fiscal year.
Suspensions
The General Partner may suspend the redemption privilege, and the valuation of the Partnership’s NAV if it determines, in its sole discretion, that such suspension is warranted for reasons, including when one or more redemptions would result in: (i) a violation of any agreement, law, regulation or policy applicable to the Partnership, the General Partner, the Manager or any of their respective affiliates; (ii) any adverse tax implications on the Partnership or any subsidiary thereof; (iii) the assets of the Partnership being deemed to constitute “plan assets” of any plan, account or arrangement for purposes of ERISA (as defined below); (iv) a breach or default under any covenant in any agreement entered into by the Partnership for borrowing; (v) the status of any REIT Subsidiary being jeopardized as qualifying as a REIT or a “domestically controlled” REIT within the meaning of Section 897(h)(2) of the Code; or (vi) upon the dissolution of the Partnership pursuant to the Partnership Agreement.

Other Redemptions
A Limited Partner may be required to redeem completely or partially from the Partnership if (i) in the good faith judgment of the General Partner based upon advice of counsel to the Partnership, (a) the assets of the Partnership would be reasonably likely to be characterized as assets of an employee benefit plan for purposes of ERISA, Section 4975 of the Code or any applicable similar law, whether or not such Limited Partner is subject to ERISA, the Code or any similar law, without such redemption or (b) the Partnership or any Partner is reasonably likely to be subject to any requirement to register under the 1940 Act without such redemption, (ii) in the good faith judgment of the General Partner, (a) a significant delay, extraordinary expense or material adverse effect on the Partnership or any of its affiliates, any Person in which the Partnership holds Portfolio Assets, any Partner or any prospective acquisition is reasonably likely to result without such redemption, (b) a material violation of any law, rule, regulation or policy is otherwise likely to result or (c) the contractual rights of such Limited Partner would be materially and adversely affected by an amendment to the Partnership Agreement or (iii) following the OZ Period, the General Partner determines, in its sole discretion, to cause the Partnership (directly or through an Alternative Vehicle) to pursue investment opportunities in real estate, real estate portfolios, infrastructure assets, mortgages and similar businesses or assets that do not qualify as assets eligible to be owned by a QOF. Any such redemptions, including payment of the associated Redemption Price, will be effected as described above, except that such redemptions may be effected on any date other than calendar quarter-end and prior to any voluntary redemptions on any Redemption Date to the extent there is insufficient available cash to redeem both the Limited Partners requesting a voluntary redemption and the Limited Partner subject to such other redemption on such Redemption Date.
Liquidity Event
The General Partner may, in its sole discretion, determine to list or otherwise publicly offer all or a portion of the Units in the Partnership and/or the interests in any Feeder Fund or direct or indirect interests in another entity that has (or will have) an economic stake in all or a portion of the Portfolio Assets of the Fund (a “Liquidity Event”). Any Liquidity Event may be made on a number of exchanges (or no exchange) or other markets in the United States or any other jurisdiction. In order to facilitate a Liquidity Event, the General Partner shall have the ability, in its sole discretion, without Limited Partner consent and pursuant to the power of attorney granted to the General Partner pursuant to the Partnership Agreement and each Limited Partner’s subscription agreement to do the following: (i) restructure and/or reorganize the Partnership, any Feeder Fund and/or any other Fund entity into one or more legal entities in the same or different jurisdiction; (ii) transfer the assets of the Partnership, in whole or in part, to any other entity or entities for purposes of the Liquidity Event; (iii) create additional entities so that the listed security is issued by an entity other than the Partnership or any other Fund entity; (iv) (a) consent and agree, on behalf of the Partnership and all Limited Partners, to the restructuring or reorganization of any of the Managers in a different jurisdiction or jurisdictions and through one or more separate entities and/or (b) cause the Partnership (or any successor or additional entity) to enter into management arrangements with any Manager or any of their respective affiliates; (v) seek regulatory approval in any applicable jurisdictions in order to facilitate such Liquidity Event; (vi) modify, amend or waive the terms of the Partnership Agreement and its successor agreements in order to comply with any applicable regulatory listing or other requirements; (vii) modify, amend or waive the Partnership Agreement, the Management Agreement, the Memorandum and any other related documents to effectuate any of the foregoing and the Liquidity Event; (viii) convert the Partnership into a corporation or entity treated as a corporation for applicable tax purposes; and (ix) take any other action which the General Partner, in its sole discretion, determines to be reasonable or appropriate in order to implement a Liquidity Event, including any and all registrations with respect to the Fund and the Units. Due to certain legal, tax, regulatory and/or other consideration, certain Partners may be unable to participate in a Liquidity Event.
In connection with a Liquidity Event, the Management Fees and Incentive Allocation may be replaced by a compensation structure determined by the General Partner, in its sole discretion.
Defaults
The Partnership Agreement contains customary default provisions with respect to Partners that do not contribute capital when due (each such Partner, a “Defaulting Limited Partner”), including (i) forfeiture of voting rights, (ii) forfeiture of up to seventy-five percent (75%) of such Defaulting Limited Partner’s Units, and/or (iii) cancellation of such Defaulting Limited Partner’s Undrawn Commitments.
Exculpation and Indemnification
The General Partner, the Manager, their affiliates, and each of their respective members, officers, directors, managers, employees, stockholders, shareholders, partners, agents (to the extent such agents are approved in the General Partner’s sole discretion) and consultants and any other person who serves at the request of the General Partner on behalf of the Partnership as an officer, director, manager, partner, member or employee of the Partnership or any other entity (in each case, an “Indemnitee”) will not be liable to the Partnership or any Limited Partner for (i) any act performed or omission made by such Indemnitee in connection with the conduct of the affairs of the Partnership or otherwise in connection with the Partnership Agreement, the subscription agreement and related documentation thereto (together, the “Agreements”) or the matters contemplated therein in the absence of such Indemnitee’s own fraud or willful misconduct or gross negligence or (ii) any mistake, negligence, dishonesty or bad faith of any third-party advisor, agent or broker of the Partnership. The Partnership will indemnify each Indemnitee for any and all claims, liabilities, damages, losses, costs and expenses incurred by such Indemnitee and arising out of or in connection with the affairs of the Partnership, except that this indemnity will not apply to losses arising from such Indemnitee’s own fraud, willful misconduct or gross negligence. The Agreements also contain provisions setting forth the priorities of indemnification. The Partnership may agree to indemnify and exculpate certain placement agents, finders and advisors engaged in connection with the offering hereunder to the maximum extent permitted by law.
Limited Partners (including former Limited Partners) will be obligated to return amounts distributed to them to fund indemnity obligations, subject to the following limitations: (i) no Limited Partner will be required to return any distribution after the third (3rd) anniversary of the date of such distribution; provided, that, if at the end of such period, there is any legal action, suit or proceeding by or before any court, arbitrator, governmental body or other agency (each, a “Proceeding”) then pending or any other liability (whether contingent or otherwise) or claim then outstanding, the General Partner will so notify the Limited Partners at such time (which notice will include a brief description of each such Proceeding (and of the liabilities asserted in such Proceeding) or of such liabilities and claims) and the obligation of the Limited Partners to return any distribution for the purpose of meeting the Partnership’s indemnity obligations under the Partnership Agreement (including an advance of expenses) will survive with respect to each such Proceeding, liability and claim set forth in such notice (or any related Proceeding, liability or claim based upon the same or a similar claim) until the date that such Proceeding, liability or claim is ultimately resolved and satisfied; and (ii) the aggregate amount of distributions which a Limited Partner may be required to return to fund the Partnership’s indemnity obligations will not exceed an amount equal to 50% of the total amount of redemption proceeds and other distributions made to such Limited Partner. The General Partner may cause the Partnership to purchase, at the Partnership’s expense, insurance to insure the General Partner or any other Indemnitee against liability for any breach or alleged breach of their responsibilities under the Agreements or otherwise in connection with the Partnership or the General Partner. The liability of certain governmental plans for indemnification obligations may be limited as more fully described in the Agreements, although the liability of no other Limited Partner will be increased as a result thereof, and as such the liability of each such other Limited Partner will be calculated as if such governmental plan had not been excused from making payments in respect of its indemnification obligations.